Exhibit 99.1

SIERRA METALS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders of Sierra Metals Inc. (the “Corporation”) will be held on Tuesday, June 30, 2020 at 10:00 a.m. (Eastern Time). This year, to deal with the public health impact of COVID-19, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audiocast. Shareholders of the Corporation will not be able to attend the Meeting in person. Registered Shareholders (as described in the accompanying management information circular (“Information Circular”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/209762889 where they can participate, vote or submit questions during the Meeting’s live audiocast.

The Meeting is being held for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2019 and 2018, together with the auditors’ reports thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix the auditors’ remuneration;

(d)	to consider and, if deemed advisable, to pass an ordinary resolution to approve all unallocated options with respect to treasury issuances under the Corporation’s existing Stock Option Plan;

(e)	to consider and, if deemed advisable, to pass an ordinary resolution to approve all unallocated restricted share units with respect to treasury issuances under the Corporation’s existing Restricted Share Unit Plan; and

(f)	to transact such other business as may properly be put before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the foregoing matters are set forth in the Information Circular.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is May 18, 2020 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Form of Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Form of Proxy and Information Circular.

If you are a non-registered beneficial shareholder, a voting instruction form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your common shares. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.

DATED at Toronto, Ontario this 25th day of May 2020.

BY ORDER OF THE BOARD (signed) J. Alberto Arias
J. Alberto Arias Chairman of the Board